UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(x) ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2005

 ( ) TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ________to______

Commission File number 1-5674

A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

ANGELICA CORPORATION
424 South Woods Mill Road
Chesterfield, Missouri 63017-3406

FINANCIAL STATEMENTS AND EXHIBITS

		Page

Report Of Independent Registered Public Accounting Firm		1

Financial Statements:

	Statements of Net Assets Available for Benefits	2

	Statements of Changes in Net Assets Available for Benefits	3

	Notes to Financial Statements	4-7

Supplementary Information:

	Report of Independent Registered Public Accounting Firm on Supplementary Information	8

	Schedule of Assets Held at End of Year	9

	Schedule of Delinquent Participant Contributions	10

Exhibits:

	23.1 Consent of RubinBrown LLP
	Independent Registered Public Accounting Firm

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
DECEMBER 31, 2005

Report Of Independent Registered Public Accounting Firm

To the Retirement Savings Plan Committee
of Angelica Corporation

We have audited the accompanying statements of net assets available for benefits of The Angelica Corporation Retirement Savings Plan (the Plan) as of December 31, 2005 and 2004, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based upon our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2005 and 2004, and the changes in net assets available for benefits for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

/s/ RubinBrown LLP

St. Louis, Missouri
June 20, 2006

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

	December 31,
	2005	2004
Assets
Investments, At Fair Value (Note 3)	$28,141,742	$28,708,247

Receivables
Participant contributions	64,651	51,052
Employer contributions	166,903	8,066
Interest	54,845	49,993
Due from brokers	4,500	—
Total Receivables	290,899	109,111

Cash	35,683	39,786

Net Assets Available For Benefits	$28,468,324	$28,857,144

See the accompanying notes to financial statements.	Page 2

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

	For The Years Ended December 31,
	2005	2004
Additions To Net Assets Attributed To:
Investment Income
Net appreciation in fair value of investments (Note 3)	$717,941	$1,956,670
Interest and dividends	56,483	146,995
Net Investment Income	774,424	2,103,665

Contributions
Participant	2,319,845	1,434,424
Employer	822,349	316,098
Participant rollover	751,072	267,267
Total Contributions	3,893,266	2,017,789

Other Income	5,171	5,980

Total Additions	4,672,861	4,127,434

Deductions From Net Assets Attributed To:
Benefits paid directly to participants	5,054,081	6,450,655
Other expenses	7,600	6,999

Total Deductions	5,061,681	6,457,654

Net Decrease	(388,820)	(2,330,220)

Net Assets Available For Benefits - Beginning Of Year	28,857,144	31,187,364

Net Assets Available For Benefits - End Of Year	$28,468,324	$28,857,144

See the accompanying notes to financial statements.	Page 3

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS
December 31, 2005 And 2004

1.	Description Of The Plan

The following description of The Angelica Corporation Retirement Savings Plan (the Plan) provides only general information. Participants should refer to the Plan documents for a more complete description of the Plan’s provisions.

General

The Plan, as amended and restated, was adopted by the Board of Directors of Angelica Corporation (the Company) and is a defined contribution profit sharing plan that includes a 401(k) provision. The Company is the Plan Administrator and the assets of the Plan are held in trust by Marshall & Ilsley Trust Company N.A. (the Custodian and Trustee).

Eligible Participants

All employees who have either (i) completed six months of service with the Company and are age 21 or older or (ii) completed two years of service, are eligible to participate in the Plan, except for certain classifications of employees who are excluded from Plan eligibility (as defined by the Plan).

Contributions

Eligible employees may contribute up to 20% of their annual compensation to the Plan through payroll deferrals, subject to Internal Revenue Code limitations. The Company provides a matching contribution in an amount equal to 30% of the compensation deferred up to, but not exceeding 6% of annual compensation. The Company provides a profit sharing contribution in an amount equal to 0.5% of annual compensation of eligible participants.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and an allocation of the Company’s contribution and Plan earnings. Earnings allocations are based on the performance of the investment choices of each participant. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Vesting

Employees participating in the Plan prior to January 1, 2005 are immediately 100% vested in their deferrals and Company contributions plus actual earnings thereon. Effective January 1, 2005, new Plan participants become vested in Company contributions over a five-year vesting period. A participant is 25% vested after two years, increasing 25% each year to 100% vested after five years.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

Payment Of Benefits

Participants are entitled to receive the balance of their accounts upon death, retirement or termination of employment, or upon request after reaching age 59-1/2. Participants who have suffered a hardship (as defined by the Plan) may also withdraw a portion of their account balances.

Participant Loans

The Plan allows participants to borrow from their account, subject to certain limitations. Loans bear interest at the prime rate plus 0.5% at the time the loan is made. All loans are secured by the participant’s account. Principal and interest are paid ratably through payroll deductions. The outstanding participant loans at December 31, 2005 bear interest at rates ranging from 4.5% to 10% and are due at various dates through November 2020.

2.	Summary Of Significant Accounting Policies

Estimates And Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of additions to and deductions from net assets during the reporting period. Actual results could differ from those estimates.

Basis Of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

Investment Valuation And Income Recognition

Investments in mutual funds are valued at reported net asset value at December 31 as determined by the fund manager.

Investment income is recorded as earned on the accrual basis.

Payment Of Benefits

Benefits are recorded when paid.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

3.	Investments

The Custodian of the Plan holds the Plan’s investments and executes related investment transactions.

The fair value of individual assets that represent 5% or more of the Plan’s net assets as of the beginning of the Plan year are as follows:

	December 31,
	2005	2004

American Balanced Fund	$2,483,798	$2,580,747
Washington Mutual Investors Fund	6,465,204	8,120,777
M&I Stable Principal Fund	13,309,089	12,829,884

The net appreciation in fair value of investments is:

	For The Years Ended December 31,
	2005	2004

Mutual funds	$1,117,597	$1,896,046
Common stock	(399,656)	60,624

	$717,941	$1,956,670

4.	Income Tax Status

The Plan obtained its latest determination letter on June 17, 2002 in which the Internal Revenue Service stated that the Plan, as then designed, was in compliance with the applicable requirements of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. During 2005, the Plan Administrator was working to correct certain insignificant Plan operational issues to ensure compliance with the applicable requirements of the Internal Revenue Code, the effects of which the Plan Administrator believes are not material to the financial statements taken as a whole. The operational issues were corrected in 2006 and the Plan Administrator believes the Plan will continue to be treated as qualified and the related trust continues to be tax exempt.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

Notes To Financial Statements (Continued)

5.	Plan Termination

Although it has not expressed intent to do so, the Company has the right to terminate the Plan, subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

6.	Related Party Transactions

Due to its affiliation with the Plan, transactions involving Angelica Corporation common stock qualify as party-in-interest transactions. Marshall & Ilsley Trust Company N.A. (M&I) is the custodian of the Plan and, as such, is a party-in-interest. Therefore, the purchase by the Plan of certain proprietary funds sponsored by M&I constitute party-in-interest transactions, which are allowable transactions under the Department of Labor regulations.

Report Of Independent Registered Public Accounting Firm
On Supplementary Information

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of assets held at end of year and delinquent participant contributions are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The schedules have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ RubinBrown LLP

June 20, 2006

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

EIN: 43-0905260 PLAN NO: 003
SCHEDULE OF ASSETS HELD AT END OF YEAR
December 31, 2005

(a)	(b) Identity Of Issue, Borrower, Lessor, Or Similar Party	(c) Description Of Investment Including Maturity Date, Rate Of Interest, Collateral, Par, Or Maturity Value	(e) Current Value

	Common Stock
*	Angelica Corporation	Common Stock	$738,015

	Mutual Funds
	American Funds	Balanced Fund	2,483,798
	American Funds	Washington Mutual Investors Fund	6,465,204
	American Funds	EuroPacific Growth Fund	1,006,748
	Calamos Advisors	Calamos Growth Fund	683,418
	Fidelity	Advisor Strategic Income Fund	681,919
	Vanguard Group	Vanguard 500 Index Fund	1,117,804
	Managers Investments	Managers Special Equity Fund	686,681
	Total Mutual Funds		13,125,572

	Money Market And Securities
	Due In 1 Year
*	Marshall & Ilsley	M&I Stable Principal Fund	13,309,089

	Participant Loans	Interest rates ranging from 4.5% - 10%, due
		at various dates through November 2020	969,066

			$28,141,742

* Represents a party-in-interest.

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4i.

THE ANGELICA CORPORATION RETIREMENT SAVINGS PLAN

EIN: 43-0905260 PLAN NO: 003
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS
December 31, 2005

Participant Contributions	Total That Constitutes Nonexempt
Transferred Late To Plan	Prohibited Transactions

$ 42,438	$ 42,438

The above information is a required disclosure for IRS Form 5500, Schedule H, Part IV, line 4a.

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this report on Form 11-K to be signed on its behalf by the undersigned, thereunto duly authorized.

THE ANGELICA CORPORATION
RETIREMENT SAVINGS PLAN

By:	/s/ James W. Shaffer
James W. Shaffer, Member, Retirement
Savings Plan Administrator Committee; and
Vice President, Chief Financial Officer of
Angelica Corporation

June 29, 2006

EXHIBIT INDEX

Exhibit No.	Description

23.1	Consent of RubinBrown LLP, Independent Registered Public Accounting Firm